9800 Fredericksburg Road

San Antonio, Texas 78288

August 8, 2018

Via EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 153 to the Registration
Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572;
811-7852)

Dear Mr. Williamson:

On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff ("Staff") of the U.S. Securities and Exchange Commission (the "SEC") on July 27, 2018, concerning Post-Effective Amendment No. 153 (the "Post-Effective Amendment") to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the "Trust"), which was filed with the SEC on June 15, 2018, on behalf of the USAA International Fund (the "Fund"), and the Trust's responses thereto.

The Staff's comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments

1.Comment: In response to the Staff's comments, please file a written response as correspondence on EDGAR and include sample revised disclosure. Please apply comments on one section of the Post-Effective Amendment to other sections where applicable. Please file your responses in advance of the effective date of the Post-Effective Amendment to allow time for review.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff's comments on the Post-Effective Amendment. Where appropriate, the Trust will include sample revised disclosure and will apply comments on one section of the Post-Effective Amendment to other sections where applicable.

9800 Fredericksburg Road

San Antonio, Texas 78288

Prospectus

2.Comment: Please include disclosure in the narrative preceding the fee table that investors may pay commissions on purchases and sales of Class R6 Shares, which are not reflected in the table or in the example. See IM Guidance Update 2016-06 and the associated FAQs.

Response: The Trust respectfully declines to make the requested change. Class R6 Shares are offered only to employer-sponsored retirement plans, foundations, and endowments, and not to retail shareholders. For this reason, we do not consider the Class R6 Shares to be "clean shares," as described in the FAQs to IM Guidance Update 2016-06. Further, Form N-1A does not allow for the inclusion of disclosure in Items 2-8 besides that which is required or permitted.

3.Comment: Please explain how you estimated annual fund operating expenses shown in the fee table, and why you believe that those expenses are reasonable.

Response: The estimated expenses are based on an assumption of $15 million average net assets, which was selected by management based on reasonable sales expectations. We use the board- approved contractual rates for advisory fees, administration and servicing fees, and transfer agency fees, estimate state registration expenses based on experience with other new share classes, and estimate custodian fees and any other expenses based on the expense ratio of the other share classes of the Fund.

Statement of Additional Information

4.Comment: We note that on page 39 of the statement of additional information ("SAI") the Fund's advisory fee is listed as 0.85%, but it is shown as 0.75% in the Fund's Prospectus. Please explain or revise as appropriate.

Response: The figure disclosed in the SAI is total annual Fund operating expenses, not the Fund's advisory fee. The total annual Fund operating expenses fee is included in a discussion of an expense limitation, as required by Form N-1A Item 19(a)(3)(iii).

5.Comment: Please provide a copy of the Fund's securities lending table within your response.

Response: The disclosure is provided below.

International Fund

Gross income earned by the fund from securities lending activities		$986,588
•	Fees paid to securities lending agent from a revenue split	$98,520
•	Fees paid for any cash collateral management service (including fees deducted from a pooled	$0.00
cash collateral reinvestment vehicle) that are not included in a revenue split

9800 Fredericksburg Road

San Antonio, Texas 78288

• Administrative fees not included in a revenue split	$0.00
• Indemnification fees not included in a revenue split	$0.00
• Rebate (paid to borrower)	$1,393
• Other fees not included in a revenue split, if applicable, including a description of those other	$0.00
Aggregate fees/compensation paid by the fund for securities lending activities	$99,913
Net income from securities lending activities	$886,675

If you have any questions with respect to the enclosed, please contact me at (210) 282-4960.

Sincerely,

/s/ Kristen Millan

Kristen Millan